Exhibit 99.2

ESG Impact Summary June 2022 The information contained in this document is accurate only as of its date. In addition, this document contains statements that constitute forward - looking statements, which are subject to risks and uncertainties, including those described in our filings with the U.S. Securities and Exchange Commission. We disclaim any obligation or undertaking to update these forward - looking statements, unless required to do so by applicable law.

ESG Impact Summary Foreword by Dr. Jurgi Camblong, Co - Founder and CEO When founding the company with Pierre and Lars, in 2011 , our goal was to create a tech company whose impact would significantly improve patient care . We believe our corporate DNA, rooted in quality, precision, and robustness is the key to our success and a promise of hope for millions worldwide . We are convinced that the long - term success of SOPHiA GENETICS is deeply connected to our ability to create value for all stakeholders . Having a positive impact across all levels of our organization is critical to pursue our mission to build a more sustainable global healthcare system . Of course, this requires complying with all applicable laws and regulations, but we must go further and ensure that every decisions we make aims to create shared value between our investors, our employees, the healthcare institutions we work with, and the patients of our customers . With this in mind, we’ve compiled this Environmental, Social and Governance (ESG) Impact Summary highlighting the key areas in which we create value every day . As the first step of our ESG journey, this report marks our commitment to transparently managing and reporting the impacts of our activities . We look forward to sharing our progress in the years to come . Dr. Jurgi Camblong, Co - Founder & CEO © SOPHiA GENETICS 2022 2

ESG Impact Summary

Pillar	Mission	Performance Indicators & Discussion
Innovation & Access Pioneering new solutions for broad application	**Facilitate clinical research** Leverage data-driven insights to advance research on new treatments	As of December 31, 2021, our platform has been used in clinical trials and research projects discussed in more than 330 peer-reviewed publications. These papers demonstrate how our solutions help drive insights and support scientists to enhance oncology and hereditary disease discoveries. We believe our technologies have the potential to revolutionize patient care across a multitude of health conditions.
	Enable data sharing Unlocking data-silos across the scientific community	Connecting institutions and enabling them to draw actionable results from the network effect inherent to our platform is key to advancing patient care. As of December 31, 2021, we serve more than 791 hospitals, laboratories and biopharma customers in more than 70 countries.
	Promote Access to Data-Driven Medicine Improve patient care on a global scale	We are proud to bring data-driven medicine to those who need it the most, across oncology, rare and inherited diseases, infectious diseases, cardiology, neurology and other disease areas. Our solution has supported the analysis of 910,000 genomic profiles and more than 243,000 analyses as of December 31, 2021, leveraging our unique multi-modal capabilities.
Protecting Patient Data Facilitate insight-sharing while protecting patient information	**Strong information governance** Build data protection and transparency into our corporate structure	We take the privacy of individuals seriously and pledge to respect the confidentiality of personal data and protected health information. We remain transparent, and strive to keep all data safe, following our Code of Business Conduct and applicable data protection laws and regulations. For this purpose, we have implemented a global compliance plan, appointing a Data Protection Officer, a HIPAA Compliance Officer, creating a Data Protection Committee, and an Information Security Committee.
	Embedded procedures Develop integrated data protection mechanisms	We have prepared and implemented global policies and procedures, including a data protection policy, a retention procedure, a data breach response plan, and standard operating procedures to address data subject's requests. We have guidelines in place and conduct training of appropriate personnel on data protection to ensure the security of processing activities. These policies and procedures are routinely reviewed and updated to ensure optimal patient privacy.
	Secure technology Ensure we are at the cutting-edge of software technology for patient data protection	Our data architecture ensures the pseudonymization of the personal data processed. We take steps to ensure that personal data in our control is protected from misuse or accidental, unlawful or unauthorized destruction, loss, alteration, disclosure, acquisition or access. To this effect, and to ensure an appropriate level of security we have also implemented ISO/IEC 27001:2013 standards with respect to technical and physical security. Our HIPAA standards set forth in the Security Rule are audited annually through a Risk Assessment performed by our Compliance and Information Security Department. We have administrative, technical and physical security measures to safeguard the protected health information we receive.
Empowering our People Providing our people with the necessary tools to achieve our goals	**Engaged employees** Achieve best-in-class employee engagement	We actively assess employee engagement with surveys that include quantitative and qualitative information. The results from the surveys are interpreted and are used by our people management organization to focus on improving areas of concern and reinforcing areas of strength. We were pleased that **87%** of our workforce participated in the 2021 survey and responses indicate strong satisfaction with management support, equality, and peer relationships.
	Personal development Enable our people to expand their knowledge, skills, and advance their careers	As part of our effort to continuously motivate and provide professional development for our employees, we support talent reviews and have created career ladders for all departments. In the past year we were proud to advance the careers of **63** employees with promotions, **52 (83%)** of which were first-time promotions. We also provided training through our Learning@SOPHiA program, which enabled our people to complete **7,600** training hours.
	Employee diversity Nurture a diverse and inclusive workforce	We create work environments that preserve and value individuality and diversity. We believe that diversity in our workforce boosts employee engagement and creates an innovative, dynamic, and productive culture. As of December 31, 2021, we had **518** employees globally and our workforce's gender distribution of male/female/undisclosed was **54%/39%/7%** respectively. Diversity at SOPHiA GENETICS is overseen by our Board's nomination and corporate governance committee.

Not for reporting purposes and only to be referred to in the full version.

© SOPHiA GENETICS 2022

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ESG Impact Summary Being a responsible corporate citizen © SOPHiA GENETICS 2022 4 Ethics Rooting business decisions in a true sense of integrity We strive to place patients’ care at the heart of all our decisions and have elaborated our Code of Business Conduct with this in mind . We have firm rules guiding our interactions with healthcare professionals, measures and policies to prevent corruption, fraud, conflict of interest, anti - competitive behavior, and insider trading . We stand strongly against any form of discrimination, and workplace harrassment issues are dealt with firmly according to our Whistleblowing procedure and speak - up tool, marking our commitment to being a safe and inclusive workplace. To ensure our partners also apply high ethical standards, we have a third - party risk management program which includes a due diligence process for new partnerships. We also review partners according to business conduct standards. Governance Leading by example SOPHiA GENETICS’ Board of Directors set high standards for our employees, officers, and directors . The importance of sound corporate governance is implicit to our values of quality, precision, and robustness . It is the duty of the Board of Directors to serve as trustees for our shareholders and to oversee the management of the company’s business . As of December 31 , 2021 , six out of seven of our Board members are independent directors based on Nasdaq’s independence standards, including our Chair . As of December 31 , 2021 , our Board committees, namely the Audit Committee, the Compensation Committee, and the Nomination & Corporate Governance Committee, are each composed of three members - all independent directors - and respond to their respective charters . As part of our commitment to expanding our ESG focus, we have assigned the responsibility for ESG oversight to our Board’s Nomination and Corporate Governance Committee . Not for reporting purposes and only to be referred to in the full version.

ESG Impact Summary

SASB table

In building this report, alongside conducting our own assessment of the key material topics for the company, we referred to the SASB Industry-Specific Materiality Map for both the Software & IT Services and Biotechnology & Pharmaceuticals industries. In the table below, we have highlighted the main points of relevance to SOPHiA GENETICS' activities at this stage in the company's development.

Industry	Topic	SASB Code	Accounting Metrics
Sofware & IT services	Environmental Foot-print of Hardware Infrastructure	TC-SI-130a.1	Our current assessment is that our primary environmental impact comes from our server usage. On this matter, we benefit from having our servers hosted by Microsoft who have set bold net-zero targets (Microsoft Environmental Sustainability Report). We plan to further develop our environmental reporting capabilities in the coming years.
	Data Privacy & Freedom of Expression	TC-SI-220a.1	SOPHiA GENETICS implemented a global compliance plan in accordance with applicable laws and regulations, including: • The appointment of a Data Protection Officer; • The appointment of a HIPAA Compliance Officer; • The creation of a Data Protection Committee and an Information Security Committee, in which both the Data Protection Officer and the Information Security Director are the relevant managers; • The preparation of processes and guidelines; • Training of appropriate personnel on data protection; and • The security of processing activities. SOPHiA GENETICS processes different categories of data, including personal data (with direct or indirect identifiable data), as part of its activities, such as biological material and associated data, imaging data, genomic data, clinical data, statistical data, etc. SOPHiA GENETICS implemented an IT data architecture to ensure encryption and pseudonymization of the personal data processed. A data mapping was performed to identify the data workflow of SOPHiA GENETICS' activities.
		TC-SI-220a.2	SOPHiA GENETICS is processing **99%** of its users' data for secondary purposes. Only few exceptions for specific projects are expressly excluded.
		TC-SI-220a.3	**No legal proceedings** associated with user privacy have been initiated against SOPHiA GENETICS.
		TC-SI-220a.4	**No requests** for user information from government or law enforcement agencies have been received. 1. 0 2. 0 3. 0% - NA
	Recruiting & Managing a Global, Diverse & Skilled Workforce	TC-SI-330a.3	Percentage of gender group representation for (1) management (Director & above), (2) technical staff (Information Tech and Data Science), and (3) all other employees (Below Director & non-IT and DS): 1. 67% male, 32% female, 1% did not disclose 2. 78% male, 21% female, 1% did not disclose 3. 43% male, 53% female, 4% did not disclose
Biotechnology & Pharmaceuticals	Business Ethics	HC-BP-510a.1	**No legal proceedings** associated with corruption and bribery have been initiated against SOPHiA GENETICS.
		HC-BP-510a.2	As part of our commitment to the patients of our customers, our **Code of Business Conduct** defines how we interact with Healthcare professionals: "We build commercial relationships with our customers and more broadly with the healthcare community to offer data and analytics services linked notably to genomic and imaging solutions. We must never bribe or offer other forms of compensation to gain business we would not have won without that. We should all be very careful: what we might consider as courtesies in other sectors may not be appropriate when interacting with healthcare professionals. Our interactions with healthcare professionals are governed by internal rules based on U.S., E.U., Swiss standards and local requirements when stricter." See our Code of Business Conduct for more information.

Not for reporting purposes and only to be referred to in the full version.

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